UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number 001-36574

VTTI Energy Partners LP

(Translation of registrant’s name into English)

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Special Meeting of Unitholders

A special meeting of unitholders (the “Special Meeting”) of VTTI Energy Partners LP (the “Partnership”) was held on September 13, 2017 to consider and vote on proposals (i) to adopt and approve the Agreement and Plan of Merger, dated as of May 8, 2017 (the “Merger Agreement”), by and among the Partnership, VTTI Energy Partners GP LLC, the general partner of the Partnership, VTTI B.V., the Partnership’s indirect parent (“VTTI”), VTTI MLP Partners B.V., a direct wholly owned subsidiary of VTTI (“MLP Partners”), and VTTI Merger Sub LLC, a direct wholly owned subsidiary of MLP Partners (“Merger Sub”), and the transactions contemplated thereby, including the merger of Merger Sub with and into the Partnership, with the Partnership surviving as a Marshall Islands limited partnership and as an indirect wholly owned subsidiary of VTTI (the “Merger”) and (ii) to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt and approve the Merger Agreement and approve the transactions contemplated thereby at the time of the Special Meeting. The proposals are described in detail in the proxy statement filed as Exhibit (a)(1) to the Partnership’s Transaction Statement on Schedule 13E-3 filed with the Securities & Exchange Commission (the “SEC”) on July 18, 2017.

At the Special Meeting, holders of 17,197,924 common units representing limited partner interests in the partnership (the “Common Units”) and holders of 20,125,000 subordinated units representing limited partner interests in the Partnership (the “Subordinated Units”) were present or represented by proxy, constituting a quorum. A summary of the voting results for the proposals is set forth below:

Proposal 1: Adoption and Approval of the Merger Agreement

The Partnership’s unitholders adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Merger. Approval of the proposal required the affirmative vote of holders of at least a majority of the Common Units held by the Partnership’s unitholders other than by VTTI, MLP Partners, and their respective affiliates (the “Unaffiliated Common Units”) and of holders of at least a majority of the Subordinated Units, in each case outstanding as of the record date for the Special Meeting, voting as separate classes. The following are the tabulated votes “For” and “Against” this proposal, as well as the number of “Abstentions”:

	FOR	AGAINST	ABSTENTIONS	BROKER NON- VOTES
Unaffiliated Common Units	16,982,322	44,478	171,124	N/A
Subordinated Units	20,125,000	0	0	N/A

Proposal 2: Adjournment of the Special Meeting

Because the Partnership’s unitholders adopted and approved the Merger Agreement, the vote on the proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt and approve the Merger Agreement at the time of the Special Meeting was not called.

Press Release

On September 13, 2017, the Partnership issued a press release announcing the results of the Special Meeting and expected closing date of the Merger. A copy of the press release is attached as Exhibit 99.1 hereto, and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

99.1	Press Release of VTTI Energy Partners LP, dated September 13, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP

	By:	VTTI Energy Partners GP LLC, its general partner

	By:	/s/ Robert Nijst
Date: September 13, 2017	Name:	Robert Nijst
	Title:	Chief Executive Officer